Exhibit 99.1

RIO ALTO PRODUCES 53,463 OUNCES OF GOLD IN Q1 2014

For Immediate Release	April 7, 2014

Rio Alto Mining Limited (“Rio Alto” or “the Company”) (TSX & BVL: RIO, NYSE: RIOM) is pleased to announce that its La Arena Gold Mine produced 53,463 ounces of gold during the three months ended March 31, 2014 (36,355 ounces of gold poured for the three months ended March 31, 2013).

Ore and waste production from the La Arena Gold Mine for the first quarter of 2014 was:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	3,498,283	0.52	2,817,714	0.58	680,569	(0.06)
Waste mined	5,903,667		5,170,563		733,074

Ounces poured	53,463		44,944		8,519

Gold production exceeded plan for the quarter due to mining 680,569 more tonnes of ore than budgeted, partially offset by a 0.06 gpt lower than plan ore grade.

Ore and waste production for Q1 2014 compared to Q1 2013 is:

	Q1 2014		Q1 2013		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	3,498,283	0.52	2,398,765	0.51	1,099,518	0.01
Waste mined	5,903,667		5,995,026		(91,389)

Ounces poured	53,463		36,355		17,108

Gold production in Q1 2014 was 17,108 ounces better than the corresponding period of 2013 because ore production was 46 per cent higher and the ore grade at 0.52 gpt was marginally higher than 0.51 gpt.

The Company maintains its previous production guidance of 200,000 to 220,000 ounces of gold in 2014.

The Company's financial results, including capital and operating costs, will be released on Friday, May 9, 2014 before the market opens. Rio Alto’s Annual General and Special Meeting of Shareholders will be held on Monday, May 12 at 11 a.m. EST, at the Trump International Hotel in Toronto, Ontario. Shareholders and investors will be able to participate in the Meeting via live audio broadcast.

Forward Looking Statements

This news release contains certain forward-looking information including a statement concerning future production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com